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May 3, 2006

Via EDGAR

Paul Cline and Michael Volley
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Royal Bank of Canada — Form 40-F for the Fiscal Year Ended October 31, 2005 (SEC File No. 001-13928)

Dear Messrs. Cline and Volley:

           On behalf of Royal Bank of Canada, this acknowledges receipt of the Staff’s third comment letter dated April 26, 2006. The letter requested that the Bank provide a response within ten business days or that it advise the Staff when it will provide a response.

           The Bank plans to submit its response no later than June 9, 2006. Responding to the Staff’s additional comments is a high priority for the Bank, and it intends to provide thorough responses. This will take considerable effort and resources given the nature of the comments. As noted in a voice mail left for Michael Volley earlier today, the Bank’s Second Quarter ended on April 30, 2006, and the persons that have principal responsibility for preparing the Bank’s response letter will be preoccupied with closing out the

Division of Corporate Finance	-2-

quarter and work on the Bank’s announcement of its Second Quarter results (scheduled for May 26) for the next several weeks. In addition, the Staff’s comments relate to portions of the Bank’s 2006 Annual Report that are affected by several new Canadian accounting standards and a proposed change to applicable Canadian securities law requirements. In order to respond to the Staff in a complete and thorough manner, the Bank would like to carefully consider the implications of these changes on its disclosure in the 2006 Annual Report.

           If you have any questions concerning this matter please contact the undersigned at 212-558-4016.

Very truly yours, /s/ Donald R. Crawshaw
cc:	Janice R. Fukakusa Linda F. Mezon Karen E. McCarthy (Royal Bank of Canada) D.D. Morris (Deloitte & Touche LLP) Donald J. Toumey (Sullivan & Cromwell LLP)